Exhibit 1.1

Investor Relations	Media Relations

Craig Celek CDC Corporation 212.661.2160 craig.celek@cdccorporation.net	Jen Buchhalter Articulate Communications Inc. 617.451.7788, ext. 16 jbuchhalter@articulatepr.com

CDC SOFTWARE REAFFIRMS ITS SUPERIOR

OFFERS TO ACQUIRE ONYX SOFTWARE

[Atlanta and Hong Kong, June 23, 2006] CDC Software, a wholly owned subsidiary of CDC Corporation (NASDAQ: CHINA), today announced that it stands behind its superior offers to acquire Onyx, announced earlier this week.

With respect to statements issued by Onyx in a press release on June 22, 2006, CDC Software strongly disputes the reasons provided by the Onyx board as to why it concluded CDC Software’s proposal would not lead to a superior transaction. We make the following points:

•	CDC Software is profitable and growing organically at a healthy rate. In the first quarter of 2006, we exceeded our guidance estimates for both revenues and profits, and we derived 40% of our software license revenues from net new customers. In 2005, 300 new customers joined the CDC Software family through their software purchases. In addition to this success with new customers, existing customers demonstrated their satisfaction with maintenance retention rates exceeding 90%. These established trends of customer success were reflected in our results for the first quarter of 2006 and are expected to continue into the future.

•	Onyx questioned our track record of creating value for shareholders, yet our stock value is up nearly 40% since the beginning of the year, significantly outperforming the major indices including Dow Jones, NASDAQ and S&P 500.

•	With respect to timing concerns expressed by Onyx, we stand ready to conduct due diligence commencing immediately and already have the necessary resource commitments in place. Further, we are willing to commit to a speedy due diligence process by confining the scope to a mutually agreed timeframe. We require a discussion with the Onyx board of directors, however, to get started.

•	With respect to the timeline and certainty concerns expressed by Onyx , we have repeatedly stated that we remain flexible to discuss alternatives, and believe that working together with the Onyx board and its advisors, we can structure our proposal in a manner to address these concerns. However, once again, we require a discussion with the Onyx board of directors to get started.

•	With respect to the concerns expressed regarding the risks to Onyx of sharing information through the due diligence process, the logic provided by Onyx supports a position that it never wanted to provide CDC Software with an opportunity to participate in the process due to its own fears of competition. Furthermore, CDC Software is deeply offended at Onyx’s implicit indication that, in effect, it would not live up to contractual obligations in a non-disclosure agreement with Onyx. We have provided a form of NDA to Onyx that we believe is fair, protects the interests of both companies, and permits the flexibility in our negotiations needed to maximize shareholder value.

We continue to believe strongly in the synergies between Onyx and CDC Software. As we have stated in the past, we continue to believe in the value that can be created for shareholders of both Onyx and CDC, through our proposed acquisition. Over the past two years, we have demonstrated our ability to create similar value through our acquisition of Pivotal which now enjoys strong win rates with new accounts in its targeted industries and is growing at a very healthy rate. As Onyx has been struggling in recent quarters to grow their business and win new accounts, we believe that we can effect improvements, similar to those evidenced at Pivotal, to quickly get the business back on track. CDC Software now has over 5,000 customers worldwide and, with our previously announced revenue range for 2006 between $225 to $230 million, we have the significant global reach and the financial resources through CDC Corporation’s approximately $216 million net cash balance needed to help Onyx get back on a growth track and return to consistent profitability.

We also believe that Onyx has thwarted our attempts to enter into productive discussions that hold the potential to increase value for the shareholders of Onyx. We cite the following reasons for this conclusion:

•	We believe that Onyx has been inconsistent and confused the market through intentionally misleading statements concerning their intentions with respect to selling the company. In its January 5, 2006 announcement in which Onyx rejected CDC Corporation’s prior offer, the Special Committee at Onyx indicated that it “is not seeking a sale of the Company”, “intends to continue executing on [its] growth strategy”, and “considers [the] matter closed”. According to the Proxy statement filed by Onyx on June 16, 2006, it comes to light that Onyx had, among other things, discussed and explored acquisition options with a private equity firm in the fall of 2005; received materials from legal advisors with respect to acquisition alternatives on November 30, 2005; and held meetings with representatives of Battery Ventures in connection with a possible transaction on January 11, 2006. The public statements issued by Onyx have been inconsistent with the reality of its actions.

•	Onyx misleadingly stated that we have abandoned our all-cash offer. We have not abandoned our recent offers to Onyx shareholders and have not made any statements to that effect. We reiterate both of our prior proposed offers including $4.85 per Onyx share in cash, or cash-and-shares totaling $5.00 per share, for Onyx shareholders, which are both superior to the current offer from M2M. In our recent letter the Onyx board, we focused on the cash-and-shares option as we believe this option creates the most immediate and longer-term value for Onyx shareholders.

•	Onyx stated that CDC has been unresponsive and has declined to engage in negotiations. In reality we have simply objected to the self-serving terms set forth in the Onyx NDA. Through our experience evaluating many software companies and signing over 50 NDAs, we have not previously seen such unreasonable and self-serving terms. Had we accepted the NDA as written by Onyx, Onyx could have immediately indicated that it was no longer interested in selling the company, and we would have been prevented from making any additional offers to acquire Onyx for the next three years. As indicated above, we have provided a fair NDA to Onyx which protects the interests of both companies, and does not include the self-serving stand-still provision.

•	We continue to assert that the break-up fees in the definitive agreement between Onyx and M2M Holdings, that amount to up to $4.5 million, or $0.24 per Onyx share, are unusually high, and significantly limit the value that can be delivered to Onyx shareholders. As a comparison, the break-up fees that Pivotal Corporation, a close comparable to Onyx, had set with Oak Investment Partners, its prior acquirer before CDC’s successful bid for Pivotal, were only $1.5 million, or $0.06 per Pivotal share. We restate our request that Onyx abandon these unusually high break-up fees, and allow this value to be provided to Onyx shareholders rather than M2M should Onyx proceed in negotiations with CDC Software. CDC Software remains prepared to challenge the breakup fees in court, if necessary.

•	Since our original offer was made known to Onyx in December 2005, we have consistently increased each subsequent offer. We have repeatedly stated that we remain flexible to discuss alternatives that create value for our shareholders, but the Onyx bankers and board of directors appear to be completely disinterested in pursuing that objective with us. We are very surprised that their bankers never contacted us for our best and final offer, before signing the agreement with M2M Holdings, as they had done with Company A.

•	Once again, we are surprised that Onyx has rejected our offer, refusing any discussion with us in the pursuit of maximizing shareholder value. As an Onyx shareholder, we are very disappointed to see that after all the time and effort which has continued for more than six months from the time of CDC Software’s initial approach, the Onyx board and bankers have only managed to secure a small premium for the Onyx shares, compared to CDC Software’s prior offer of $4.78 in cash and shares.

•	We note that Onyx disputes the existence of a conflict of interest, and claims that the interests of Onyx directors and officers in the transaction are disclosed fully in the preliminary proxy statement. However, we note the timing of the award on March 15, 2006 of an aggregate of 84,000 shares of restricted stock to four members of Onyx’s senior management, including not only the chief financial officer, senior vice president of sales and the chief technology officer, but also Ms. Janet Anderson, the chief executive officer. As the merger timeline indicates, these awards were made at a time when Onyx had publicly proclaimed that it was not seeking a sale of Onyx and would continue as a standalone entity, when in reality management and the board were actively and aggressively pursuing a sale of the company. As a shareholder, we are extremely concerned with respect to the suspicious nature of the timing of these awards at a time when extremely price sensitive events were developing at the company. Given the recently announced transaction with M2M, it now appears that we the shareholders, may have to foot bill for the windfalls of these awards to management.

The management of CDC Software urges the Onyx board of directors to reconsider its rejection of our latest proposal and move quickly to discuss these alternatives that can significantly increase the value for Onyx shareholders.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website: http://www.cdccorporation.net.

About CDC Software

CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes the Pivotal CRM (customer relationship management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Platinum China HR (human resource) and business analytics solutions.

These industry-specific solutions are used by more than 5,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation (NASDAQ: CHINA).

For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the effects of corporate restructurings and strategic initiatives at the company, anticipated consummation of a strategic transaction, and further actions to be taken following consummation of such a transaction. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the following: whether any anticipated strategic initiatives are ever consummated; the final structure of any proposed transaction; the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2005 on Form 20-F filed on June 21, 2006. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward-looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.